                     [Letterhead of Wynnefield Capital Inc.]



                                                    April 29, 2003



To The Special Committee of the Board of Directors
Sylvan, Inc.


Dear Jeanie and Bill:

                  Dennis' proposal to the Special Committee dated April 15, 2003 (attached as an Exhibit to the Schedule 13D filed by his group on April 24, 2003) to purchase all of the outstanding shares of Sylvan Inc. for $11 per share is conditioned upon certain "significant shareholders" (those owning 5% or more) entering into "Stock Voting Agreements" to, among other things, vote their shares in favor of the transaction.

                  In order to avoid any misunderstanding and to assist the Special Committee in fulfilling its fiduciary duties, I wish to make it clear that Wynnefield Capital will not agree to such Voting Agreement nor is it our intention to vote in favor of Dennis' proposal at a price of $11 per share. Steel Partners has advised us that they are in agreement with Wynnefield Capital's position. Wynnefield Capital and Steel Partners own an aggregate of approximately 30% of Sylvan's outstanding shares.

                  We fully support the Special Committee in following a fair process to evaluate Dennis' proposal and any other offer received by the Committee in seeking to obtain the best price for the Company's stockholders.


                                                    Very truly yours,



                                                    Nelson Obus,
                                                    President